FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 24TH, 2016

1.         DATE, TIME AND PLACE: On February 24th, 2016, at 12:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. The majority of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, represented by Mr. Arnaud Strasser,  Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana and Yves Desjacques. Absent for justified reason Mr. Roberto Oliveira de Lima.

4.         AGENDA: (i) Report of the Coordinator of the Audit Committee about the Financial Statements related to the period ended at December 31st, 2015, as well as reports of pre-

approved works by the external audit, under the terms of the Regulation for the Hiring of Services Related and Unrelated to Audit and analysis of the opinion issued by the Independent Auditors; (ii) Analysis and deliberation on the Financial Statements for the period ended December 31st, 2015, along with the Management Report and the Independent Auditors' Report; (iii) Analysis and deliberation on the proposed allocation of net income for the year ended December 31st, 2015; (iv) Analysis and deliberation on the issuance of shares under the Company's stock option plan and its capital increase; (v) Analysis and deliberation of the change in the Policy for Transactions with Related Parties, in order to include a new methodology to determine normal course of business transactions; and (vi) Analysis and opinion, from the perspective of the Policy for Transactions with Related Parties, the following transactions with related parties: A) Ratification to the Agreement for the Apportionment of Expenses related to trading and brokering for the renewal of Operational Risk Insurances of the Company, entered into by and among the Company, E-Hub Consultoria, Participações e Comércio S.A., Associação Recreativa, Cultural e de Assistência dos Empregados do Grupo Pão de Açúcar, Barcelona Comércio Varejista e Atacadista S.A., Cnova Comércio Eletrônico S.A., Globex Administração e Serviços Ltda., GPA Logística e Transporte Ltda., Indústria de Móveis Bartira Ltda., Novasoc Comercial Ltda., Sendas Distribuidora S.A., Via Varejo S.A. and Xantocarpa Participações Ltda.; B) Ratification of the Agreement for the Rendering of Services Related to Maintenance and Infrastructure, entered by and between the Company and E-Hub Consultoria, Participações e Comércio S.A.; C) Ratification of the guarantee provided by the Company to Cnova Comércio Eletrônico S.A. due to the issuance of Bank Credit Certificate on February 19th, 2016 in favor of Banco Santander (Brasil) S.A.; and D) Ratification of the guarantee provided by the Company to Cnova Comércio Eletrônico S.A., due to the Amendment to the Bank Credit Certificate executed on February 19th, 2016 in favor of Banco Santander (Brasil) S.A.

5.         DELIBERAÇÃO: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Report of the Coordinator of the Audit Committee about the Financial Statements related to the period ended at December 31st, 2015, as well as reports of pre-approved works by the external audit, under the terms of the Regulation for the Hiring of Services Related and Unrelated to Audit and analysis of the opinion issued by the Independent Auditors: Representatives of the Company's Independent Auditors, Deloitte Touche Tohmatsu Auditores Independentes, reported the main works carried out throughout the year. After the necessary clarifications, the representatives of the Company's Independent Auditors concluded their participation informing about the issuance of their favorable opinion, without reserve. Following such presentation, Mr. Nelson Carvalho, Coordinator of the Audit Committee, made a report of the main works done by the referred Committee during the year of 2015, according to the “Full Report of the Audit Committee – Fiscal year of 2015” presented. With regard to the Financial Statements for the fiscal year ended in December 31st, 2015 he reported that, according to the Audit Committee, they are in proper condition for approval by the Board of Directors. Finally, Mr. Nelson Carvalho added that there were no pre-approved works by the external audit, under the terms of the Regulation for the Hiring of Services Related and Unrelated to Audit, to be reported. After discussions amongst Messrs. Members of the Board of Directors, and having no resolution to be taken, Mr. Chairman thanked the report made and moved on to the next item in the Agenda;

5.2.      Analysis and deliberation on the Financial Statements for the period ended December 31st, 2015, along with the Management Report and the Independent Auditors' Report, as submitted to the Audit Committee: Mr. Christophe Hidalgo made presentation on the Company's Financial Statements for the year ended in December 31st, 2015. After discussions, the Members of the Board of Directors decided, unanimously and without reservations, and based on the analysis made by the Financial Committee and the favorable opinions of the Independent

Auditors and the Audit Committee, to approve the Company’s Financial Statements related to the fiscal year ended in December 31st, 2015, together with the Management’s Report, Audit Committee’s Opinion and Independent Auditors’ Opinion, as well as its forwarded for the deliberation by the Shareholders’ General Meeting of the Company. They also authorized the Company's Board of Executive Officers to take all necessary measures for the disclosure of the Financial Statements herein approved by remittance to the Brazilian Securities Commission – CVM, BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and SEC – Securities and Exchange Commission. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3.      Analysis and deliberation on the proposed allocation of net income for the year ended December 31st, 2015: after discussions, Messrs. Members of the Board of Directors decided to approve, forwarding the matter for deliberation by the Shareholders’ General Meeting of the Company, the distribution of dividends related to the fiscal year ended in December 31st, 2015 of a total amount of R$ 119,236,551.64 (one hundred and nineteen million, two hundred and thirty six thousand, five hundred and fifty one reais and sixty four cents), being R$ 0.01507325120006 for each preferred share and R$ 0.01370295563642 for each common share, of which R$ 115,371,548.34 (one hundred and fifteen million, three hundred and seventy thousand, five hundred and fourty eight reais and thirty four cents) were already paid as dividend anticipation, leaving a balance of R$ 3.865.003,30 (three million, eight hundred and sixty five thousand and three reais and thirty cents) to be paid in 60 days counting as of the date of the Shareholders’ General Meeting which will resolve upon the matter. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.4.      Analysis and deliberation on the issuance of shares under the Company's stock option plan and its capital increase, as submitted to the Financial Committee: Messrs. Members of the

Board of Directors discussed (i) the Company Stock Option Plan approved at the Special General Meeting held on December 20th, 2006 (the “Previous Plan”); (ii) the Company Stock Option Plan approved at the Special General Meeting held on May 09th, 2014, and amended at the Annual and Special Meeting held on April 24th, 2015 (the “Stock Option Plan”); and (iii) the Company Stock Option Compensation Plan approved at the Special General Meeting held on May 09th, 2014, and amended at the Annual and Special Meeting held on April 24th, 2015 (the “Compensation Plan”), and resolved to:

5.4.1.   As a consequence of the exercise of options pertaining to Series A6 Silver and Gold, A7 Silver and Gold of the Previous Plan, and to Series B1 and B2 of the Compensation Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 240,431.90 (two hundred forty thousand four hundred thirty-one Reais and ninety cents), by issuance of 7,385 (seven thousand three hundred eighty-five) preferred shares, whereas:

(i)            160 (one hundred sixty) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 1.60 (one Real sixty cents), relating to the exercise of Series A6 Gold;

(ii)          157 (one hundred fifty-seven) preferred shares, at the issuance price of R$ 64.13 (sixty-four Reais thirteen cents) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 10,068.41 (ten thousand sixty-eight Reais forty-one cents) relating to the exercise of Series A6 Silver;

(iii)        2,880 (two thousand eight hundred eighty) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 28.80 (twenty-eight Reais eighty cents), relating to the exercise of Series A7 Gold;

(iv)        2,879 (two thousand eight hundred seventy-nine) preferred shares, at the issuance price of R$ 80.00 (eighty Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 230,320.00 (two hundred thirty thousand three hundred twenty Reais), relating to the exercise of Series A7 Silver;

(v)          1,067 (one thousand and sixty-seven) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 10.67 (ten Reais sixty-seven cents), relating to the exercise of Series B1; and

(vi)        242 (two hundred forty-two) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2,42 (two Reais forty-two cents), relating to the exercise of Series B2;

5.4.2.   Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.4.3.   Thus, the Company’s capital stock shall change from the current R$ 6,806,129,356.79 (six billion eight hundred six million one hundred twenty-nine thousand three hundred fifty-six Reais seventy-nine cents) to R$ 6,806,369,788.69 (six billion eight hundred six million three hundred sixty-nine thousand seven hundred eighty-eight Reais and sixty-nine cents), fully subscribed and paid for, divided into 265,709,098 (two hundred sixty-five million seven hundred nine thousand ninety eight) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are  common shares and 166,029,247 (one hundred sixty-six million twenty-nine thousand two hundred forty-seven) of which are preferred shares.

5.5.      Analysis and deliberation of the change in the Policy for Transactions with Related Parties, in order to include a new methodology to determine regular course of business transactions: Mr. Marcelo Acerbi made a presentation about the topic, highlighting the proposal of change in the current definition adopted by the Policy for Transactions with Related Parties for regular course of business. After discussions, Messrs. Members of the Board of Directors decided to approve, based on the favorable recommendation of the Corporate Governance Committee, the referred change in the Policy for Transactions with Related Parties for the inclusion of the new methodology to establish regular course of business transactions. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.6.      Analysis and opinion, from the perspective of the Policy for Transactions with Related Parties, the following transactions with related parties: A) Ratification to the Agreement for the Apportionment of Expenses related to trading and brokering for the renewal of Operational Risk Insurances of the Company, entered into by and among the Company, E-Hub Consultoria, Participações e Comércio S.A., Associação Recreativa, Cultural e de Assistência dos Empregados do Grupo Pão de Açúcar, Barcelona Comércio Varejista e Atacadista S.A., Cnova Comércio Eletrônico S.A., Globex Administração e Serviços Ltda., GPA Logística e Transporte Ltda., Indústria de Móveis Bartira Ltda., Novasoc Comercial Ltda., Sendas Distribuidora S.A., Via Varejo S.A. and Xantocarpa Participações Ltda.; B) Ratification of the Agreement for the Rendering of Services Related to Maintenance and Infrastructure, entered by and between the

Company and E-Hub Consultoria, Participações e Comércio S.A.; C) Ratification of the guarantee provided by the Company to Cnova Comércio Eletrônico S.A. due to the issuance of Bank Credit Certificate on February 19th, 2016 in favor of Banco Santander (Brasil) S.A; and D) Ratification of the guarantee provided by the Company to Cnova Comércio Eletrônico S.A., due to the Amendment to the Bank Credit Certificate executed on February 19th, 2016 in favor of Banco Santander (Brasil) S.A.: a presentation was made by Mr. Marcelo Acerbi regarding the main conditions of the transactions and considering the favorable recommendation of the Audit Committee, Messrs. Members of the Board of Directors decided to ratify the transactions with Related Parties mentioned above. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.8.      Analysis and deliberation about the grant to Mr. Belmiro Gomes, Wholesale Business Director and the Managing Director of the Assaí Chain, of a complementary incentive related to results: a presentation was made by Mr. Antonio Salvador regarding the topic, highlighting the proposal of granting Mr. Belmiro Gomes a complementary incentive, in order to increase his retention plan, linked both to his performance results and the completion of Assaí’s strategic planning. After discussions, Messrs. Members of the Board of Directors resolved to approve, based on a favorable recommendation of the Human Resources and Compensation Committee, the grant to Mr. Belmiro Gomes of such complementary incentive. After the deliberation, Mr. Chairman thanked the presentation.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. These minutes were recorded in the proper book, under the terms of paragraph third of article 130 of Law No. 6,404/76, as amended.

São Paulo, February 24th, 2016.

Jean-Charles Henri Naouri PoA : Arnaud Strasser	Arnaud Strasser Chairman
Carlos Mario Giraldo Moreno	Eleazar de Carvalho Filho
Filipe da Silva Nogueira	Jose Gabriel Loaiza Herrera
Luiz Aranha Corrêa do Lago	Luiz Augusto de Castro Neves
Maria Helena dos Santos Fernandes Santana	Yves Desjacques
Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 25, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.